51-102F3
Material Change Report

Item 1. Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. Date of Material Changes

March 20, 2017 and March 23, 2017

Item 3. News Releases

The news releases were filed on SEDAR and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4. Summary of Material Changes

Effective as of April 1, 2017, Mr. Bedo H. Kalpakian shall step down as the Company’s President, CEO & CFO, and will remain as a director of the Company. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian shall become the President & CEO of the Company, and Mr. Neil Spellman shall become the CFO of the Company.

A Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company has been discontinued.

Item 5. Full Description of Material Changes

Please see News Releases dated March 20, 2017 and March 23, 2017 attached as Schedules “A” & “B”.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Bedo H. Kalpakian, President, (604) 681-1519 ext. 6106

Item 9. Date of Report

March 29, 2017

1

SCHEDULE “A”

37 Capital Inc. Announces CHANGE OF OFFICERS

March 20, 2017 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ) (OTCQB: HHHEF). Effective as of April 1, 2017, Mr. Bedo H. Kalpakian shall step down as the Company’s President, CEO & CFO and will remain as a director of the Company. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian shall become the President & CEO of the Company, and Mr. Neil Spellman shall become the CFO of the Company.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at http://thecse.com.

On Behalf of the Board,

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President & CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

2

Schedule “B”

NEWS RELEASE

Notice of Discontinuance of Civil Claim against 37 Capital Inc.

March 23, 2017 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ) (OTCQB: HHHEF). Further to the Company’s News Release dated February 6, 2017, the Company is pleased to report that an Assignment of Debt Agreement has been entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding debt in the amount of $53,024.40 has been assigned to JAMCO. The Company has acknowledged this assignment to JAMCO and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company has been discontinued.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at http://thecse.com.

On Behalf of the Board,

37 Capital Inc.

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President, CEO & CFO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.